Press Release SR #18-06

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISTRIBUTION
IN THE UNITED STATES

SUTCLIFFE RESOURCES UPDATES MARKET ON FINANCING

Vancouver, Canada – December 11, 2006 - Sutcliffe Resources Ltd. ("Sutcliffe” or the “Company") (SR – TSX-V), announced today that the equity financing (the “Financing”) previously announced on November 24 and increased to $25,000,000 on November 28 with an Agent’s over allotment option of $5,000,000 is awaiting receipt of approval of the TSX Venture Exchange of the acquisition by Sutcliffe (through its wholly-owned Russian subsidiary, Baykal Gold) of a 51% interest in M.L. Ltd. (“ML”). The acquisition of ML was first announced by the Company on October 16 and updated with its November 8 press release. The vendors of the 51% interest in ML have agreed to extend the ML closing until TSX-V approval is obtained. ML is the owner of the Ozherelie and Ykanskoye projects located in the Irkutsk Oblast region of East Siberia. The closing of the Financing is scheduled to occur on or before December 22.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

About Baykal Gold

Baykal Gold (“Baykal”) is a company incorporated under the laws of the Russian Federation to acquire tendered or licensed properties in the region of Irkutsk. Baykal was acquired by Sutcliffe as a wholly owned subsidiary on December 1, 2006 for a consideration of US $3,500. Sutcliffe is obligated to pay a finder’s fee of US $500,000 to the founding shareholder of Baykal in connection with the initial 51% acquisition of ML. An additional finder’s fee of US $400,000 will also be paid upon the acquisition of the remaining 49% of ML.

About Sutcliffe Resources

Sutcliffe Resources is a gold exploration company whose primary focus is to become a mid-tier gold producer through the advancement of its gold exploration properties in the Russia Federation. In addition, Sutcliffe’s management will continue to evaluate acquisition opportunities within the Russian Federation. Sutcliffe’s philosophy is to unlock shareholder value in a socially and environmentally responsible manner.

For more information please contact:

Robert Maddigan
Director
Sutcliffe Resources Ltd.
Phone: (780) 452-7272 Ext: 225
Fax: (780) 453-1300
Email: bmaddigan@sutclifferesources.com

Forward-looking statements - statements included in this news release that are not historical facts may be considered "forward-looking statements". All estimates and statements that describe the Company's objectives, goals or future plans are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties where actual results could differ materially from those currently anticipated.

The TSX Venture Exchange has not reviewed and does not
accept responsibility for the adequacy or accuracy of this release.

420-625 Howe Street, Vancouver, British Columbia CANADA V6C 2T6
Tel.: 604.608.0223 • Fax: 604.608.0344 • North America Toll-free: 1.877.233.2244